SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2026

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 19, 2026 “REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2026”
99.2    Release dated August 19, 2026 “REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2026”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 19, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
JSE and A2X share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE000058723
(“DRDGOLD” or the “Company”)

REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2026

INTRODUCTION

The contents of this announcement are the responsibility of the board of directors of DRDGOLD (“Board”).
As the information in this announcement does not provide all of the details, any investment decisions should be based on the full results which are available through the following JSE cloudlink at: https://senspdf.jse.co.za/documents/2026/JSE/ISSE/DRD/FS_FY2026.pdf and also available for viewing on the Company’s website at: https://www.drdgold.com/jdownloads/Downloads/annual-results-2026.pdf.

KEY FINANCIAL RESULTS SUMMARY

	Year ended 30 June 2026	Year ended 30 June 2025	% Change
Revenue – R million	11,159.0	7,878.2	42
Operating profit – R million	6,452.0	3,523.6	83
Earnings per share – South African (“SA”) cents per ordinary share (“cps”)	492.1	260.1	89
Headline earnings per share – SA cps	491.9	260.6	89
Final dividend – SA cps	120	40	200

The condensed consolidated financial statements for the year ended 30 June 2026 have been reviewed, in accordance with the Companies Act of South Africa, No.71 of 2008, as amended, and the International Standard on Review Engagements (ISRE) 2410, by BDO South Africa Inc., who expressed an unmodified review conclusion.
As required in terms of paragraph 4.13(e) of the JSE Limited Listings Requirements (“JSE Listings Requirements”), the Board hereby confirms that the reviewed condensed consolidated financial statements for the year ended 30 June 2026 have been prepared in compliance with the JSE Listings Requirements.
CASH DIVIDEND DECLARATION
The Board has declared a final cash dividend of 120 SA cps for the year ended 30 June 2026 as follows:
•the dividend has been declared out of income reserves;
•the local Dividend Withholding Tax rate is 20% (twenty per cent);
•the gross local dividend amount is 120 SA cps for shareholders exempt from Dividend Withholding Tax;
•the net local dividend amount is 96 SA cps for shareholders liable to pay Dividend Withholding Tax;

•DRDGOLD currently has 867 397 699 ordinary shares in issue, with no treasury shares; and
•DRDGOLD’s tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Listings Requirements, given the Company’s primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows:
•last date to trade ordinary shares cum-dividend: Tuesday, 8 September 2026;
•ordinary shares trade ex-dividend: Wednesday, 9 September 2026;
•record date: Friday, 11 September 2026; and
•payment date: Monday, 14 September 2026.
On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.
To comply with the further requirements of Strate, between Wednesday, 9 September 2026 and Friday, 11 September 2026, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom share registers will be Monday, 14 September 2026.
The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank.
ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R16.00/$1, the net dividend payable on an ADR is equivalent to 60 United States cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date of currency conversion.
On behalf of the Board
TJ Cumming                         DJ Pretorius
Non-Executive Chairman                 Chief Executive Officer
Johannesburg
19 August 2026
DIRECTORS
#Independent
^Lead Independent
Executives:
DJ (Niël) Pretorius (Chief Executive Officer)
H (Henriette) Hooijer (Chief Financial Officer)
Non-executives:
TJ Cumming (Non-Executive Chairman), JA Holtzhausen#, KP Lebina#, TVBN Mnyango#, RA Brady, EA Jeneker#^, MCA Hoffman# and CD Flemming#
Company Secretary:
K Mbanyele

MEDIA AND INVESTOR RELATIONS:
Third Act Consulting
Email: DRDGOLD_Communications@thirdactconsultants.com
Website: www.drdgold.com
REGISTERED OFFICE:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa
SPONSOR:
One Capital
17 Fricker Road
Illovo
2196